UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'AGM Statement'



21 April 2006


AGM trading update


Pearson, the international education and information company, is today providing a trading update at its Annual General Meeting.

Pearson has made a good start to 2006. We are trading in line with expectations and expect to achieve strong underlying earnings growth, good cash generation and a further significant improvement in return on invested capital. As always, our sales and profits will be concentrated in the second half of the year.


Glen Moreno, chairman, said:


"2005 was a very good year for Pearson with substantially higher earnings, return on capital and cash returns to shareholders. We are encouraged by our sustained momentum in the early part of 2006, and we are in good shape to deliver positive results for customers and shareholders year after year."


Pearson Education achieved record results in 2005 and we expect sales growth in the 3-5% range this year with margins improving further. In School, our major state textbook adoption campaigns have begun well and our market-leading testing business continues to gain share, winning long-term contracts in California, Illinois, Louisiana, Maryland, Mississippi, New York and Utah. In Higher Education we continue to benefit from our leadership position and from our new publishing, customisation and technology. Our recent acquisition of EET, creator of the most popular online assessment and tutorial programme for US college physics students, complements our groundbreaking online learning platforms in maths, economics and psychology. In Professional, we expect good growth in testing and Government Solutions to more than offset weak market conditions for technology publishing.


Penguin's strong publishing performance has continued into 2006 with a string of bestsellers and award-winners in its major markets. We continue to expect Penguin to grow at a similar rate to 2005, with margins improving steadily as we benefit from efficiency gains.


The Financial Times Group improved profits by more than one-third in 2005 and we expect a further significant increase this year. IDC expects another good year, benefiting from similar business conditions to 2005, strong organic growth and the contribution of recent acquisitions. The Financial Times is performing well as circulation improves (up 4%), advertising revenue increases (up 13%) and we continue to convert at least 80% of our advertising gains into profit.


Marjorie Scardino, chief executive, said:


"We have begun the year in the same fine form that we enjoyed throughout 2005. We expect 2006 to be another good year for Pearson as we continue to increase margins and grow ahead of our markets."


Ends


For more information:


Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln            + 44 (0) 20 7010 2310


Notes to editors


Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 21 April 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary